

December 22, 2010

Mr. Thomas C. Leonard
Chief Financial Officer
Pennichuck Corporation
25 Manchester Street
Merrimack, New Hampshire 03054

> **Re:** **Pennichuck Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2010**
> **File No. 000-18552**

Dear Mr. Leonard:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director